Filed by Apricus Biosciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934, as amended

Subject Company: Apricus Biosciences, Inc.
Commission File No.: 000-22245

On July 30, 2018, Apricus Biosciences, Inc. (“Apricus”) and Seelos Therapeutics, Inc. (“Seelos”) hosted an investor conference call at 8:30 a.m. Eastern Time to discuss the entering into a definitive merger agreement under which Seelos will merge with a wholly-owned subsidiary of Apricus in an all-stock transaction. The transcript of the conference call related to such proposed merger is set forth below:

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Operator:
Good morning, everyone, and welcome to the Apricus Biosciences and Seelos Therapeutics Joint Conference Call. At this time, all participants are in a listen only mode. If anyone should require Operator assistance, please press star then zero on your touchtone telephone. As a reminder, this conference call may be recorded. I will now turn the call over to Meggie Purcell, investor relations for Apricus Biosciences. Meggie, please go ahead.
Meggie Purcell, Investor Relations:
Thank you, Operator. It is my pleasure to welcome everyone to today's conference call. I am joined by Richard Pascoe, Chief Executive Officer of Apricus, and Dr. Raj Mehra, Chief Executive Officer and Chairman of Seelos Therapeutics.
As a reminder, today's call will be recorded. Additional information on the proposed transaction is available in our press release issued this morning. The press release and the merger agreement regarding today's announcement, as well as a replay of this call will be available on Apricus’ website. We'll refer to forward-looking information in connection with the proposed transaction and the accompanying presentation. Remarks about future expectations, plans and prospects for Apricus and Seelos, including those related to Seelos’ programs and proposed transactions, constitute forward-looking statements. As a result of various important factors, actual results may differ materially from these forward-looking statements. These factors are discussed in our Form 10-Q for the quarter ending March 2018, our press release issued this morning and other SEC filings. In addition, any forward-looking statements represent our views as of today and should not be relied upon as representing our views of any subsequent date. While we might update forward-looking statements at some point in the future, unless legally required, we specifically disclaim any obligation to do so.
You are advised to read, when available, Apricus’ filings with the SEC, including a registration statement that will contain a proxy statement to be used in connection with the solicitation of proxies for the special meeting of shareholders to approve the transaction, because these documents will contain important information about the transaction and the participants’ interest in such transaction. These documents can be obtained on the SEC’s internet website at www.sec.gov.
Please note that we do not intend to disclose additional details regarding the proposed transaction until we have filed the proxy statements.
I will now turn the call over to Richard Pascoe. Rich?
Richard Pascoe, Apricus Biosciences, Chief Executive Officer and Director:
Thank you, Meggie. Good morning everyone, and thank you for joining us today. I am pleased to announce that after an intensive review of strategic alternatives, the Apricus Board of Directors has unanimously approved entering into a definitive merger agreement with Seelos Therapeutics, a late stage Central Nervous System, or CNS, company. We believe the proposed merger provides an attractive opportunity for our shareholders to obtain long-term value from Seelos and their diversified pipeline of late-stage clinical assets with important near-term milestones.

As you may recall, on May 8th of this year, we announced that we were seeking strategic alternatives to maximize shareholder value, following the end-of-review meeting on the NDA for Vitaros with the Food and Drug Administration. Our process was focused on identifying assets that have well-defined mechanisms of action and a diversified pipeline addressing high clinical unmet needs. Of these, Seelos stood out as the best opportunity for long-term value creation for our shareholders.
Seelos is a clinical stage company with a pipeline of promising late-stage clinical and preclinical assets. Seelos’ unique focus on developing novel therapeutics for treatment of neurological diseases and movement disorders provides hope for patients in areas of high unmet need. For example, one of Seelos’ lead programs addresses suicidality in depression, an indication that has no approved therapy that has affected millions of lives, and is being flagged by a leading medical journal as an “epidemic.”
The proposed merger will create a combined company that we believe will not only be a well-diversified clinical stage company with a plethora of milestones, but also provide significant and immediate value to accelerate the development of their five distinct clinical and preclinical therapeutic programs that are primarily focused on CNS disorders.
Regarding details of the proposed transaction, the merger is an all stock transaction. Following the merger, current Apricus shareholders are expected to own approximately 14% of the combined company, and the Seelos shareholders will own approximately 86% of the combined company. Moreover, Apricus shareholders of record on the closing date will be entitled to receive a contingent value right, or CVR, from any disposition of the remaining Vitaros assets, subject to certain conditions. The combined company will retain the name of Seelos Therapeutics and will be led by Dr. Raj Mehra as Chief Executive Officer and Chairman, who is here with me today.  Seelos expects to trade under the ticker SEEL on the Nasdaq upon consummation of the merger.
Following the close, expected to occur in the fourth quarter of this year, Raj will continue as the CEO of the merged company, with headquarters in New York. I will be continuing my involvement as a member of the Board of Directors of the combined company and look forward to collaborating with Raj and the other accomplished Board members at Seelos.
I believe Raj, with his proven track record of success along with the outstanding leadership team he has assembled, will transform Seelos into a leader in the CNS space for the benefit of patients, caregivers and shareholders. In closing, I want to thank the Apricus shareholders, employees and our business partners for their commitment and support, with that brief introduction, I’d now like to turn the call over to Raj. Raj?
Raj Mehra, Seelos Therapeutics, Chief Executive Officer
Thank you, Rich, and thank you everyone for joining us this morning. I'm excited to be here to introduce Seelos Therapeutics and to discuss what we are building at the company.
By way of background, my career’s focus, first as a research scientist at Columbia University and then as a public and private institutional investor, has been to identify drug candidates that have well-defined mechanisms of action to address high unmet needs. Now, let me turn to what we are building at Seelos. Our mission is to build a transformative, diversified CNS company that will provide new treatment options for patients suffering from diseases that have high unmet need. Seelos is actively developing a diverse late-stage drug candidate pipeline, including Seelos’ two lead drug candidates SLS-002 and SLS-006.
Let’s first discuss SLS-002, which is focused on suicidality in depression. Suicidality is distinct from Suicide Ideation as the former relates to immediate self-harm and is a severe manifestation of the disease. According to the Centers for Disease Control and Prevention, CDC, in 2016 alone, suicide was the second leading cause of death among individuals between the ages of 10 and 34, and the fourth leading cause of death among individuals between the ages of 35 and 54. There were more than twice as many suicides, approximately 45,000 in the United States in 2016, than homicides. These alarming statistics further emphasize the need for innovation in the space. I’d like to now dive into the specifics of SLS-002.
It is an intranasal racemic ketamine with two distinct Investigational New Drug applications, or INDs, with the U.S. Food and Drug Administration, for the treatment of suicidality in Post-Traumatic Stress Disorder, or PTSD, and for Major Depressive Disorder, or MDD. SLS-002 was originally derived from a Javelin Pharmaceuticals-Hospira, Inc. program, which completed 16 clinical studies involving approximately 500 subjects. SLS-002 addresses a high unmet need to treat suicidality in the U.S. Traditionally, anti-depressants have been used in this setting but many of the existing treatments are known to contribute to an increased risk of suicidal thoughts in some circumstances. The clinical development program for SLS-002 includes two parallel healthy volunteer studies, expected to be rapidly followed by pivotal registration studies after an end-of-phase 2 meeting with the FDA. We believe there is a large opportunity in the U.S. and European markets for drugs treating suicidality. Based on information gathered from the databases of the Agency for Healthcare Research and Quality, there were more than 500,000 visits to emergency rooms for suicide attempts in 2013 in the U.S. alone. Furthermore, the 12-month prevalence of attempted suicide in individuals with PTSD is close to 400,000 in the U.S. based on the published literature. Experimental studies suggest ketamine to be a rapid, effective treatment for refractory depression and suicidality, and we look forward to advancing this product candidate. Seelos plans to commence a Phase 3 clinical trial of SLS-002 in patients with suicidality in 2019.
Our next late stage program is SLS-006. SLS-006 is a potent D2-D3 agonist and antagonist that has shown promising efficacy with statistical significance in Phase 2 studies in early stage Parkinson’s disease patients and has an attractive safety profile. It is a true partial dopamine agonist with previous clinical studies on 340 subjects in various Phase 1 and Phase 2 studies. Moreover, it has also shown synergistic effect with the reduced doses of L-DOPA. Seelos is planning to advance the drug candidate into late stage trials as a monotherapy in early stage Parkinson’s disease patients and as an adjunctive therapy with reduced doses of L-DOPA in late stage Parkinson’s disease patients after consultation with and approval from the FDA and the European Medicines Agency, or the EMA. This Phase-3 ready candidate is well-positioned to advance in development with a goal of providing relief to an estimated 1.5 million Parkinson's disease patients worldwide. Seelos plans to commence a Phase 3 clinical trial of SLS-006 as an adjunctive therapy with reduced doses of L-DOPA in patients with late stage Parkinson’s disease in 2019.
In addition to these two lead product candidates, we also have several pre-clinical programs in development. Most of those programs have well-defined mechanisms of actions. The first program, SLS-008, it’s a CRTH2 antagonist or a Chemoattractant Receptor-homologous molecule. It’s an oral molecule that focuses on chronic inflammation. Seelos has a “family” of compounds under its SLS-008 program. Seelos intends to file an IND next year in an undisclosed pediatric orphan indication where there is a high unmet need for an effective oral therapy.
Next, SLS-010, this is an oral histamine 3 receptor inverse agonist that shows promising activity in narcolepsy and related disorders.
And finally, SLS-012, that’s an injectable therapy for post-operative pain management.
In summary, I could not be more pleased to lead Seelos with this diverse pipeline during this exciting time, as we strive for these innovative therapies for patients in need. I look forward to drawing on over twenty years of experience as a scientist and finance executive, working with our experienced and dedicated leadership team, cultivating strong relationships with the investment community and leading the organization to drive future growth and shareholder value. I believe that with our strong team of scientific, clinical development, and regulatory experts, we are well-positioned to rapidly advance Seelos’ potentially transformative assets and deliver innovative drugs to patients with CNS disorders where there are currently few FDA-approved treatment options.
Thank you all for your time today, and I look forward to meeting with you in coming weeks. Operator.
Operator:
Thank you, ladies and gentlemen. That does conclude today’s program. You may now disconnect. Everyone have a great day.
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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws concerning Apricus, Seelos, the proposed transaction and other matters. For example, Apricus, Seelos and their representatives are using forward-looking statements when they discuss the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; the possibility that any out-licensing or sale of Vitaros assets will occur and that the conditions to payment under the CVRs will be met; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones and related timing; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the product candidates have the potential to address critical unmet needs of patients with serious diseases and conditions; the executive and board structure of the combined company; and the location of the combined company’s corporate headquarters. Apricus and Seelos may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on Apricus’ current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Apricus could differ materially from those described in or implied by the statements in this current report, including: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Apricus and Seelos to consummate the transaction; risks related to Apricus' ability to correctly manage its operating expenses and its expenses associated with the transaction pending closing; risks related to the market price of Apricus’ common stock relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; the uncertainties associated with the clinical development and regulatory approval of product candidates such as SLS-002, SLS-006, SLS-008, SLS-010 and SLS-012, including potential delays in the commencement, enrollment and completion of clinical trials; the potential that earlier clinical trials and studies of Seelos’ product candidates may not be predictive of future results; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the those risks discussed under the heading “Risk Factors” in Apricus’ annual report on Form 10-K filed with the SEC on March 1, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Apricus disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Apricus and Seelos, Apricus intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. APRICUS URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APRICUS, THE

PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Apricus with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Apricus with the SEC by contacting Investor Relations by mail at Attn: Apricus Investor Relations 11975 El Camino Real, Suite 300, San Diego, CA 92130. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Apricus and Seelos, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Apricus’ directors and executive officers is included in Apricus’ Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018, and the proxy statement for Apricus’ 2018 annual meeting of stockholders, filed with the SEC on April 6, 2018. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.